Exhibit 12. Computation of Ratios
BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earning to Fixed Charges

Year Ended December 31,
(Dollars in thousands)	2005		2004		2003		2002		2001

Income before income taxes	$937,493		$772,070		$711,632		$595,326		$426,116
Fixed charges (1)
Interest expense	880,120		442,825		385,207		465,330		507,135
Rental expense	18,052		16,884		18,353		21,332		15,531

	898,172		459,709		403,560		486,662		522,666
Less interest on deposits	455,749		203,407		180,232		281,466		393,263

Net Fixed charges	442,423		256,302		223,328		205,196		129,403

Earnings, excluding interest on deposits	$1,379,916		$1,028,372		$934,960		$800,522		$555,519

Earnings, including interest on deposits	$1,835,665		$1,231,779		$1,115,192		$1,081,988		$948,782

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.12	x	4.01	x	4.19	x	3.90x	x	4.29	x
Including interest on deposits	2.04	x	2.68	x	2.76	x	2.22	x	1.82	x

(1)	For Purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.